January 26, 2009

VIA EDGAR

Office of Registration and Reports

U. S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0505

Re:	AQR Funds SEC File No. 811-22235

Fidelity Bond Filing (Form 40-17G)

On behalf of AQR Funds, enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents:

1.	A copy of the Fidelity Bond and any riders thereto for the Trust (attached as Exhibit A); and

2.	A copy of the resolutions approved at the January 6, 2009 special telephonic meeting of the Board of Trustees during which a majority of the Trustees who are not “interested persons” of the Trust, as defined by Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Fidelity Bond and the premium payable by the Trust (attached as Exhibit B).

The premium in the amount of $3,500 was paid for the period December 17, 2008 through December 17, 2009.

Please contact me by phone at (203) 742-3671 or by e-mail at abdon.bolivar@aqr.com if you have any questions.

Sincerely,

/s/ Abdon Bolivar
Abdon Bolivar Chief Compliance Officer AQR Funds

cc:	Jane Kanter, Esq., Dechert LLP.

Brendan Kalb, Esq., AQR Capital Mangement